Exhibit 1

Press Release

RedHill’s Phase 2/3 COVID-19 Study of Opaganib Passes
Second DSMB with Unanimous Recommendation to Continue

Independent DSMB unanimously recommends continuation of the global Phase 2/3 study of orally-
administered opaganib in severe COVID-19 based on review of unblinded safety data from 155 treated patients
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Top-line data from the 270-patient global Phase 2/3 COVID-19 study expected Q1/2021
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Top-line data from the 40-patient U.S. Phase 2 study of opaganib in severe COVID-19 expected in the coming days; this non-powered study was designed to evaluate safety and potential identification of preliminary efficacy signals in support of the global Phase 2/3 study of opaganib
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Opaganib potentially minimizes likelihood of resistance due to viral mutations by targeting a human cell component involved in viral replication

TEL AVIV, Israel and RALEIGH, NC, December 22, 2020, RedHill Biopharma Ltd. (Nasdaq: RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company, today announced that the global Phase 2/3 study with orally-administered opaganib (Yeliva®, ABC294640)1 in patients hospitalized with severe COVID-19 pneumonia has received a second unanimous recommendation to continue, following a second independent Data Safety Monitoring Board (DSMB) safety review. The DSMB’s recommendation is based on an analysis of unblinded safety data from the first 155 patients treated for 14 days.

“This second unanimous independent DSMB recommendation to continue the global Phase 2/3 study of opaganib in patients with severe COVID-19 confirms the safety of opaganib and means we can continue to focus on completing enrollment for this study as rapidly as possible, with a view to having top-line data in the first quarter of 2021. If successful, we expect to make subsequent global emergency use applications the same quarter,” said Mark L. Levitt, M.D., Ph.D., Medical Director at RedHill.

Enrollment in the 270-patient global Phase 2/3 study of orally-administered opaganib in hospitalized patients with severe COVID-19 pneumonia (NCT04467840) is more than 60% complete, and is on track to deliver top-line data in the first quarter of 2021. This study is focused on and powered for efficacy evaluation. A pre-scheduled, unblinded futility interim analysis will be conducted by the DSMB in the coming weeks, evaluating data from the first 135 subjects that have reached the primary endpoint.

The parallel U.S. Phase 2 study with opaganib (NCT04414618) has completed enrollment of all 40 subjects, with top-line data expected by year’s end. This study is not powered for efficacy and is focused on safety evaluation and potential identification of preliminary efficacy signals.

Opaganib is a novel, orally-administered, sphingosine kinase-2 (SK2) selective inhibitor with a preclinically demonstrated triple-action mechanism that inhibits viral replication, reduces hyper-immune inflammatory response and diminishes ARDS-related thrombosis (blood clots) – a dangerous complication of COVID-19 disease – in effect acting on the cause and effect of COVID-19 disease. Opaganib’s target is a human host cell component involved in viral replication, potentially minimizing the likelihood of resistance due to viral mutations.

About Opaganib (ABC294640, Yeliva®)
Opaganib, a new chemical entity, is a proprietary, first-in-class, orally-administered, sphingosine kinase-2 (SK2) selective inhibitor with a demonstrated unique triple-action effect on the pathophysiological processes associated with COVID-19 disease, that targets a host cell component, potentially minimizing the likelihood for resistance due to viral mutations. Opaganib has also shown anticancer activity and has the potential to target multiple oncology, viral, inflammatory and gastrointestinal indications.

Opaganib is being evaluated in a global Phase 2/3 study and a U.S. Phase 2 study for the treatment of severe COVID-19 pneumonia. Opaganib also received Orphan Drug designation from the U.S. FDA for the treatment of cholangiocarcinoma and is being evaluated in a Phase 2a study in advanced cholangiocarcinoma and in a Phase 2 study in prostate cancer.

Preclinical data have demonstrated both anti-inflammatory and antiviral activities of opaganib, with the potential to reduce inflammatory lung disorders, such as pneumonia, and mitigate pulmonary fibrotic damage. Opaganib demonstrated potent antiviral activity against SARS-CoV-2, the virus that causes COVID-19, completely inhibiting viral replication in an in vitro model of human lung bronchial tissue. Additionally, preclinical in vivo studies2 have demonstrated that opaganib decreased fatality rates from influenza virus infection and ameliorated Pseudomonas aeruginosa-induced lung injury by reducing the levels of IL-6 and TNF-alpha in bronchoalveolar lavage fluids.

Opaganib was originally developed by U.S.-based Apogee Biotechnology Corp. and completed multiple successful preclinical studies in oncology, inflammation, GI, and radioprotection models, as well as a Phase 1 clinical study in cancer patients with advanced solid tumors and an additional Phase 1 study in multiple myeloma.

Under a compassionate use program, patients with severe COVID-19 (as classified by the WHO ordinal scale) were treated with opaganib in a leading hospital in Israel. Data from the treatment of these first patients with severe COVID-19 with opaganib have been published3. Analysis of treatment outcomes suggests substantial benefit to patients treated with opaganib under compassionate use in both clinical outcomes and inflammatory markers as compared to a retrospective matched case-control group from the same hospital. All patients in the opaganib-treated group were discharged from hospital on room air without requiring intubation and mechanical ventilation, whereas 33% of the matched case-control group required intubation and mechanical ventilation. Median time to weaning from high-flow nasal cannula was reduced to 10 days in the opaganib-treated group, as compared to 15 days in the matched case-control group.

The development of opaganib has been supported by grants and contracts from U.S. federal and state government agencies awarded to Apogee Biotechnology Corp., including from the NCI, BARDA, the U.S. Department of Defense and the FDA Office of Orphan Products Development.

The ongoing studies with opaganib are registered on www.ClinicalTrials.gov, a web-based service by the U.S. National Institute of Health, which provides public access to information on publicly and privately supported clinical studies.

About RedHill Biopharma
RedHill Biopharma Ltd. (Nasdaq: RDHL) is a specialty biopharmaceutical company primarily focused on gastrointestinal and infectious diseases. RedHill promotes the gastrointestinal drugs, Movantik® for opioid-induced constipation in adults4, Talicia® for the treatment of Helicobacter pylori (H. pylori) infection in adults5, and Aemcolo® for the treatment of travelers’ diarrhea in adults6. RedHill’s key clinical late-stage development programs include: (i) RHB-204, with an ongoing Phase 3 study for pulmonary nontuberculous mycobacteria (NTM) disease; (ii) opaganib (Yeliva®), a first-in-class SK2 selective inhibitor targeting multiple indications with a Phase 2/3 program for COVID-19 and Phase 2 studies for prostate cancer and cholangiocarcinoma ongoing; (iii) RHB-104, with positive results from a first Phase 3 study for Crohn's disease; (iv) RHB-102 (Bekinda®), with positive results from a Phase 3 study for acute gastroenteritis and gastritis and positive results from a Phase 2 study for IBS-D; (v) RHB-107 (upamostat), a Phase 2-stage serine protease inhibitor with a planned Phase 2/3 study in symptomatic COVID-19 and targeting multiple other cancer and inflammatory gastrointestinal diseases;  and (vi) RHB-106, an encapsulated bowel preparation. More information about the Company is available at www.redhillbio.com / https://twitter.com/RedHillBio.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words and include statements regarding the timing of the reporting of data from the U.S. Phase 2 trial evaluating opaganib, and the timing, if at all, of potential emergency use applications of opaganib and reporting of data, from the global Phase 2/3 study with opaganib. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control and cannot be predicted or quantified, and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, the risk that the Company’s Phase 2/3 study evaluating opaganib will not be completed or successful; the risk of a delay in receiving data from the Phase 2/3 study with opaganib or delay in making emergency use applications, if at all; the risk that the U.S. Phase 2 clinical study evaluating opaganib will not be successful and the risk that the reporting of data from this clinical study will be delayed, if at all; the risk that other COVID-19 patients treated with opaganib will not show any or insufficient clinical improvement; the development risks of early-stage discovery efforts for a disease that is still little understood, including difficulty in assessing the efficacy of opaganib for the treatment of COVID-19, if at all; intense competition from other companies developing potential treatments and vaccines for COVID-19; the effect of a potential occurrence of patients suffering serious adverse events using opaganib under compassionate use programs; the risk that the ongoing Phase 3 study for pulmonary nontuberculous mycobacteria (NTM) disease will be delayed, not be completed, or will not be successful, as well as risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company’s research, manufacturing, preclinical studies, clinical trials, and other therapeutic candidate development efforts, and the timing of the commercial launch of its commercial products and ones it may acquire or develop in the future; (ii) the lack of sufficient financial resources which may result in material adverse impact on the Company’s research, manufacturing, preclinical studies, clinical trials, and other therapeutic candidate development activities including delay or termination of preclinical or clinical activities or of any other such activities (iii) the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its preclinical studies or clinical trials (iv) the extent and number and type of additional studies that the Company may be required to conduct and the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (v) the manufacturing, clinical development, commercialization, and market acceptance of the Company’s therapeutic candidates and Talicia®; (vi) the Company’s ability to successfully commercialize and promote Movantik®, Talicia® and Aemcolo®; (vii) the Company’s ability to establish and maintain corporate collaborations; (viii) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build and sustain its own marketing and commercialization capabilities; (ix) the interpretation of the properties and characteristics of the Company’s therapeutic candidates and the results obtained with its therapeutic candidates in research, preclinical studies or clinical trials; (x) the implementation of the Company’s business model, strategic plans for its business and therapeutic candidates; (xi) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and commercial products and its ability to operate its business without infringing the intellectual property rights of others; (xii) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xiii) estimates of the Company’s expenses, future revenues, capital requirements and needs for additional financing; (xiv) the effect of patients suffering adverse events using investigative drugs under the Company's Expanded Access Program; and (xv) competition from other companies and technologies within the Company’s industry. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on March 4, 2020. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise unless required by law.

Company contact: Adi Frish Chief Corporate & Business Development Officer RedHill Biopharma +972-54-6543-112 adi@redhillbio.com	Media contact (U.S.): Bryan Gibbs Vice President Finn Partners +1 212 529 2236 bryan.gibbs@finnpartners.com

1 Opaganib is an investigational new drug, not available for commercial distribution.
2 Xia C. et al. Transient inhibition of sphingosine kinases confers protection to influenza A virus infected mice. Antiviral Res. 2018 Oct; 158:171-177. Ebenezer DL et al. Pseudomonas aeruginosa stimulates nuclear sphingosine-1-phosphate generation and epigenetic regulation of lung inflammatory injury. Thorax. 2019 Jun;74(6):579-591.
3 Kurd R, Ben-Chetrit E, Karameh H, Bar-Meir M, Compassionate Use of Opaganib For Patients with Severe COVID-19. medRxiv 2020.06.20.20099010; doi: https://doi.org/10.1101/2020.06.20.20099010
4 Full prescribing information for Movantik® (naloxegol) is available at: www.Movantik.com.
5 Full prescribing information for Talicia® (omeprazole magnesium, amoxicillin and rifabutin) is available at: www.Talicia.com.
6 Full prescribing information for Aemcolo® (rifamycin) is available at: www.Aemcolo.com.